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February 11, 2019 VIA EDGAR AND OVERNIGHT DELIVERY
Tonya Aldave J. Nolan McWilliams U.S. Securities & Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Anchiano Therapeutics Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed February 7, 2019 File No. 333-229155

Dear Ms. Aldave and Mr. McWilliams:

This letter is being furnished on behalf of Anchiano Therapeutics Ltd. (the “Company”) in response to comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated February 8, 2019, to Frank G. Haluska, Chief Executive Officer of the Company, with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter below in bold and italics for your convenience. We have also set forth the Company’s response to the comment immediately below the Staff's comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Amendment No. 4 has been revised to reflect the Company’s response to the Staff’s comment. As discussed with you, given the Company’s intention to price the offering on February 11, 2019 or soon thereafter, we would appreciate the Staff’s review of Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-1

Capitalization, page 44

1.	We have reviewed the changes made in response to our prior comment 1. It is unclear to us why you removed the shares issuable under the price protection rights from the “as adjusted” column and added a blank “as further adjusted” column when you disclose on page 11 that these rights will be triggered at the assumed initial public offering price of $14.55 per ADS and 5.3 million shares will be issued. As it is apparent that the issuance of these shares (and the adjustments to the warrant terms) cannot be avoided at the disclosed assumed offering price and are therefore directly attributable to your proposed transaction, please address the following:

U.S. Securities & Exchange Commission February 11, 2019 Page 2

•	Revise your “Capitalization” disclosure to include the impact of triggering the price protection rights in the “as adjusted” column and remove the “as further adjusted” column. Include in the “as adjusted” column the impact on both additional paid-in capital and accumulated losses of the issuance of 5.3 million shares, the changes to the existing warrant terms, and the removal of the associated derivative liability.

•	Revise the tabular pro forma per share disclosure under “Summary Consolidated Financial Data” on page 12 and “Selected Consolidated Financial Data” on page 48 to reflect the impact of the share issuance under the price protection rights. In this regard, it appears that the incremental shares would be added only since the inception of those rights and that the impact on earnings can be ignored as it will not have a continuing impact as the rights terminate after the offering.

•	Revise the tabular “pro forma” balance sheet information on page 13 to be consistent with that in the capitalization table and remove the “as adjusted” column.

•	Revise your dilution computation and related disclosure starting on page 46 to reflect the pro forma impact on equity of the price protection rights in the first bullet above.

•	Include this information prior to effectiveness and ensure that it is consistent with other related disclosure throughout the filing.

Alternatively, reflect the impact of the price protection rights in the second column under “Capitalization” and “Summary Consolidated Financial Data” and present the offering share issuance and proceeds in the third column of each table.

In response to the Staff’s comment, the Company has revised the tables on pages 12, 13, 44, 47 and 48 of Amendment No. 4 to present the pro forma financial data reflecting the impact of the issuance of ordinary shares upon the triggering of the price protection rights underlying the ordinary shares from the Company’s June 2018 fundraising based on an assumed initial offering price of $14.55 per ADS, which is based on the last reported sale price of the Company’s ordinary shares on the Tel Aviv Stock Exchange as of January 28, 2019.

In addition, the Company kindly advises the Staff that under International Financial Reporting Standards, the warrants will continue to be accounted for as a liability derivative instrument because the warrants can be exercised on a non-cash basis. Therefore, the triggering of the price protection rights underlying the warrants has no effect on the pro forma as adjusted financial data reflected on pages 12, 13, 44, 47 or 48 of Amendment No. 4 since the price protection rights underlying the warrants do not change the terms of the Company's outstanding equity securities subsequent to its initial public offering.

U.S. Securities & Exchange Commission February 11, 2019 Page 3

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If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Ali Perry at (212) 506-2608. Thank you for your assistance.

Sincerely,

Anna Pinedo
Mayer Brown LLP

cc:	Ali Perry Mayer Brown LLP

Frank G. Haluska Anchiano Therapeutics Ltd.